

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 29, 2022

Dave Davis
Chief Financial Officer
Sun Country Airlines Holdings, Inc.
2005 Cargo Road
Minneapolis, Minnesota 55450

       Re: Sun Country Airlines Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2021
           Form 10-K/A for Fiscal Year Ended December 31, 2021
           Form 8-K filed May 5, 2022
           File No. 001-40217

Dear Mr. Davis:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Energy & Transportation